Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

	Six months ended June 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
	(in thousands, except for ratios)
Earnings:
Net loss from operations	$(12,573)	$(30,350)	$(34,564)	$(34,944)	$(36,752)	$(28,320)
Add: Total fixed charges	16	209	6	547	303	58
Earnings (loss) as defined	$(12,557)	$(30,141)	$(34,558)	$(34,397)	$(36,449)	$(28,262)
Fixed Charges:
Interest expense	$—	$—	$—	$526	$263	$—
Estimated interest component of rent	16	209	6	21	40	58
Total fixed charges	$16	$209	$6	$547	$303	$58
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$12,573	$30,350	$34,564	$34,944	$36,752	$28,320

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(1)	Due to the registrant’s loss from operations in each of the periods indicated, the ratio coverage was less than 1:1. The registrant must generate additional earnings as indicated to achieve a coverage ratio of 1:1.

For purposes of computing the ratio of earnings to fixed charges, the earnings consist of loss from operations before income taxes plus fixed charges. Fixed charges consist of interest expense and an estimated interest component of capital and operating lease expense. Earnings were insufficient to cover total fixed charges for each of the periods indicated.